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                                                         Filed by Agritope, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1993 and
                                     Deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                     Subject Company: Agritope, Inc. Commission File No: 0-23531


                             SOURCE: EXELIXIS, INC.

                          Thursday, September 07, 2000

                                  Press Release


Contact:  Angela Bitting
Exelixis, Inc.
Associate Director, Corporate Communications
(650) 837-7579
abitting@exelixis.com


                          EXELIXIS TO ACQUIRE AGRITOPE

     -- ACQUISITION ADDS KEY PLANT MODEL SYSTEMS, INTELLECTUAL PROPERTY AND
                    SUBSTANTIAL PLANT BIOLOGY CAPABILITIES --


SOUTH SAN FRANCISCO, Calif. -- September 7, 2000-- Exelixis, Inc. (Nasdaq: EXEL) and Agritope, Inc. (NasdaqSC: AGTO) today announced that they have entered into a definitive agreement for Exelixis to acquire Agritope, an agricultural functional genomics and biotechnology company that develops improved plant products and provides technology to the agricultural industry, in a stock-for-stock transaction.

The acquisition of Agritope provides Exelixis with key intellectual property, substantial additional technology including expertise in additional model systems, and extensive experience in plant biology. Combined with Exelixis' existing expertise in bioinformatics, genomics, and complementary plant model systems, this program gives Exelixis a superior plant genomics program.

"Part of Exelixis stated strategy has been to build out our company in the areas of plant biology and cancer. The economic opportunities that can be addressed through sophisticated plant engineering are substantial. Agritope's technology provides a perfect complement to the plant technology already in place at Exelixis, and creates a plant genomics capability that has significant advantages over other approaches," stated George A. Scangos, Ph.D., president and chief executive officer of Exelixis, Inc. "We are confident that we will significantly leverage this infrastructure and technology to

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create additional funded partnerships with major companies in several areas.
Additionally, the technology and intellectual property base will enable Exelixis to establish and capture additional value through the commercialization of its own programs.

"We are excited to be able to contribute our technology and intellectual property to the already-substantial capabilities of Exelixis. By joining forces with Exelixis, the premier model system genetics company, I believe we have the opportunity to build a truly novel life sciences operation," said Adolph J. Ferro, president and chief executive officer of Agritope, Inc. "Our technology is highly complementary to that of Exelixis, and when combined I believe that we have a technology and intellectual property base that is second to none."



Under the terms of the agreement, each outstanding share of Agritope common stock and preferred stock would be converted into the right to receive a fraction of a share of Exelixis common stock valued at $14. The fractional share amount will be calculated by dividing $14 by the average closing price of Exelixis common stock for a designated period prior to the closing of the transaction, subject to the issuance of a minimum of 0.28 of a share and a maximum of 0.35 of a share of Exelixis common stock for each outstanding share of Agritope common stock and preferred stock. By way of illustration, at an average closing price of $45 per share, Exelixis would issue approximately 1.5 million shares of its common stock (approximately $68 million), based on a 0.31 ratio in exchange for all currently outstanding common and preferred stock of Agritope. In addition, all outstanding options and warrants to acquire Agritope common stock or preferred stock will be exercisable for shares of Exelixis common stock based on the final exchange ratio. The transaction is expected to be completed prior to year-end 2000, subject to approval by Agritope's stockholders, receipt of regulatory approvals and satisfaction or waiver of other customary closing conditions.

Agritope is an Oregon-based agricultural functional genomics and biotechnology company that develops improved plant products and provides technology to the agricultural industry. Its fruit and vegetable division specializes in the development of improved fruit, vegetable and flower varieties. Agrinomics LLC, its 50 percent owned joint venture with Aventis CropScience (NYSE: AVE) conducts a research, development and commercialization program in the field of plant functional genomics. Vinifera, Inc., its majority owned subsidiary, offers superior grapevine plants to the premium wine industry together with disease testing and elimination services.

Exelixis, Inc. is a leading biotechnology company focused on the life sciences industries and development through its expertise in comparative genomics and model system genetics. These technologies provide a rapid, efficient and cost-effective way to move from DNA sequence data to knowledge about the function of genes and the proteins that they encode. The company's technology is broadly applicable to all life science industries including pharmaceutical, diagnostic, agricultural biotechnology and animal

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health. Exelixis has partnerships with Bayer, Pharmacia, Bristol-Myers Squibb and Dow AgroSciences and is building its internal development program in the area of oncology. For more information, please visit the company's web site at www.exelixis.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Exelixis plans to file with the Securities and Exchange Commission a Registration Statement on Form S-4 (including a proxy statement/prospectus), and Agritope plans to file with the SEC a proxy statement, relating to the business combination transaction referred to above. Exelixis and Agritope expect to mail a proxy statement/prospectus about the transaction to the Agritope stockholders. Investors and security holders are advised to carefully read the proxy statement/prospectus, when it becomes available, because it will contain important information about Exelixis, Agritope, the merger and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Exelixis or Agritope by directing such requests to the companies.

In addition to the registration statement and the proxy statement/prospectus, Exelixis and Agritope each file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Exelixis or Agritope at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Agritope's and Exelixis' filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Agritope, Exelixis, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Agritope with respect to the transactions contemplated by the merger agreement. A description of any interests that Agritope's directors and executive officers have in the merger will be available in the proxy statement/prospectus.

FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING" STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE THE RESULTS OF EXELIXIS OR AGRITOPE TO DIFFER MATERIALLY FROM THOSE INDICATED BY THESE FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS, RISKS DETAILED FROM TIME TO TIME IN THE COMPANIES' RESPECTIVE SEC REPORTS, INCLUDING EXELIXIS' FINAL PROSPECTUS FOR ITS INITIAL PUBLIC OFFERING FILED ON APRIL 11, 2000, AS SUPPLEMENTED AS OF APRIL 25, 2000, EXELIXIS' QUARTERLY REPORTS ON FORM 10-Q FOR ITS FISCAL QUARTERS ENDED MARCH 31, 2000 AND JUNE 30, 2000 AND EXELIXIS' DEFINITIVE PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF STOCKHOLDERS AND AGRITOPE'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999, AGRITOPE'S

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QUARTERLY REPORTS ON FORM 10-Q FOR ITS FISCAL QUARTERS ENDED DECEMBER 31, 1999,
MARCH 31, 2000 AND JUNE 30, 2000 AND AGRITOPE'S DEFINITIVE PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF STOCKHOLDERS. ADDITIONAL FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, RISKS RELATING TO THE CONSUMMATION OF THE ACQUISITION, INCLUDING THE RISK THAT REQUIRED REGULATORY CLEARANCES OR STOCKHOLDER APPROVAL MIGHT NOT BE OBTAINED IN A TIMELY MANNER, OR AT ALL. IN ADDITION, STATEMENTS IN THIS PRESS RELEASE RELATING TO THE EXPECTED BENEFITS OF THE CONTEMPLATED ACQUISITION ARE SUBJECT TO RISKS RELATING TO THE TIMING AND SUCCESSFUL INTEGRATION OF THE TECHNOLOGIES OF EXELIXIS AND AGRITOPE, RETENTION OF KEY PERSONNEL, THE ABILITY TO MAINTAIN OR EXPAND EXISTING AGRITOPE COLLABORATIVE AGREEMENTS, THE ABILITY TO IDENTIFY NOVEL TARGETS THROUGH THE ACQUISITION, THE ABILITY TO ENTER INTO NEW COLLABORATIONS, UNANTICIPATED EXPENDITURES, CHANGING RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS AND OTHER FACTORS.

EXELIXIS AND THE EXELIXIS LOGO ARE REGISTERED U.S. TRADEMARKS.

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